U.S. SECURITIES AND EXCHANGE COMMISSION

[redacted]

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012

Notes to Financial Statements

Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 26, 2014

By: /s/ John T. Stunda
John T. Stunda
Senior Vice President of Human Resources

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2013 and 2012

Contents

SNODGRASS
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of ESB Financial Corporation Retirement Savings Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of ESB Financial Corporation Retirement Savings Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. R. Snodgrass, P.C.

Wexford, Pennsylvania
June 26, 2014

S.R. Snodgrass, P.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone (724) 934-0344 * Facsimile (724) 934-0345

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2013	December 31 2012
Assets		
Investments at fair value	$ 13,396,161	$ 11,731,623
Non-participant directed investments	4,714,294	3,758,133
Cash	13	1,631
Contributions receivable	25,704	21,713
Notes receivable from participants	363,290	498,919
Total assets	18,499,462	16,012,019
Liabilities		
Excess contributions payable	7,932	2,921
Net assets reflecting investments at fair value	18,491,530	16,009,098
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-
Net assets available for benefits	$ 18,491,530	$ 16,009,098

See accompanying notes to financial statements.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2013	**2012**
Additions		
Investment income:		
Net appreciation in fair value of investments	**$ 2,031,898**	**$ 700,363**
Dividends and interest income	**512,835**	**490,419**
Other income	**92,833**	**56,504**
Total investment income	**2,637,566**	**1,247,286**
Contributions:		
Employer	**299,577**	**301,331**
Participant	**690,203**	**673,006**
Employee rollovers	**79,244**	**17,065**
Total contributions	**1,069,024**	**991,402**
Total additions	**3,706,590**	**2,238,688**
Deductions		
Distributions to participants	**(1,195,780)**	**(1,790,786)**
Excess contributions	**(7,932)**	**(2,921)**
Administrative expenses	**(81,078)**	**(74,628)**
Total deductions	**(1,284,790)**	**(1,868,335)**
Net increase	**2,421,800**	**370,353**
Transfers into the Plan	**60,632**	**-**
Total increase in net assets	**2,482,432**	**370,353**
Net assets available for benefits:		
Beginning of year	**16,009,098**	**15,638,745**
End of year	**$ 18,491,530**	**$ 16,009,098**

See accompanying notes to financial statements.

1. Description of Plan

The following description of the ESB Financial Corporation (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who elect to participate in the plan. Great West Financial Services has been retained to provide record keeping responsibilities and Reliance Trust Company has been appointed as Plan Trustee. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The plan's platform has twenty seven funds, including nine target date funds, as investment options as well as Roth IRA and self directed brokerage services.

Contributions

Each year, participants may voluntarily contribute the lesser of $17,500 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. Employees 50 years of age or older may annually contribute an additional $5,500 catch up contribution. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation (ESBF) Common Stock Fund. Employees have the ability to diversify the employer match from the ESBF Common Stock Fund to one of the Plan's other investment options. Newly hired employees are automatically enrolled in the plan on the first day of the month following 60 days of employment unless they opt out. These participants are enrolled at a 3% contribution level which will be invested in the appropriate target date funds until otherwise directed by the participant. The Company's Employee Stock Ownership Plan (ESOP) is required to offer eligible participants the opportunity to diversify the Company stock to other investments. At December 31, 2013 and 2012, there were transfers of $60,632 and $0 from the Company's ESOP to the Company's Retirement Savings Plan, respectively.

1. Description of Plan (continued)

Investments

Investments are reported at fair value and include a fixed annuity fund, mutual funds and an employer stock fund. Investment transactions are accounted for on the trade-date basis.

Personal Brokerage Accounts

These funds are invested in self-directed brokerage accounts. All investments are directed by the participant.

Forfeitures

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $14,040 and $13,757, respectively. These accounts will be used to reduce future employer contributions and pay administrative expenses. In 2013, employer contributions were reduced by $5,630 from forfeited nonvested accounts and administrative expenses paid were $1,250.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions and plan earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related plan earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year. Nonvested company contributions are forfeited for participants who terminate employment.

1. Description of Plan (continued)

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These hardship withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan.

Notes Receivable from Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot be less than $1,000 and cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Principal and interest is ratably paid through monthly payroll deductions.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract basis. The Board of Trustees is responsible for oversight of the Plan. The Retirement Planning Committee has adopted an investment policy and determines the appropriateness of the Plan's investment offerings and monitors investment performance quarterly. This committee reports to the Plan's Board of Trustees annually.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

2. Summary of Significant Accounting Policies (continued)

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed $7,932 of 2013 and $2,921 of 2012 excess contributions to the applicable participants.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative expenses for auditing and legal services of the Plan are paid for by the Company and through forfeitures. All other administrative expenses which include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services are paid for by the Plan.

Reclassification of Comparative Amounts

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications. Such reclassifications had no effect on changes in net assets available for benefits or in net assets available for benefits.

3. Investments

All investment information disclosed in the financial statements and schedule, including investments held at December 31, 2013 and 2012, and interest and dividend income and net appreciation (depreciation) in fair value of investments for the years ended December 31, 2013 and 2012, were obtained or derived from information supplied to the Plan Administrator.

For the years ended December 31, 2013 and 2012, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, which represents 5% or more of the Plan's net assets, as determined by quoted market prices as follows:

	2013		
	Fair Value		Net Realized/ Unrealized Appreciation (Depreciation)
Investments at fair value as determined by quoted market price:			
Participant-directed investments:			
Vanguard Target Retirement 2010 Fund	355,435		$ (3,287)
Vanguard Target Retirement 2015 Fund	2,267,793	*	200,653
Vanguard Target Retirement 2020 Fund	1,410,355	*	157,964
Vanguard Target Retirement 2025 Fund	268,457		33,633
Vanguard Target Retirement 2030 Fund	65,351		9,667
Vanguard Target Retirement 2035 Fund	593,244		91,933
Vanguard Target Retirement 2040 Fund	51,676		5,505
Vanguard Target Retirement 2045 Fund	18,332		1,692
Vanguard Target Retirement 2050 Fund	43,885		6,160
American Funds EuroPacific Growth R6	473,909		89,911
INVESCO Developing Markets Fund Inst.	15,908		(4,201)
Manning & Napier International	424,005		45,265
BlackRock Energy & Resources Port Inst.	-		395
Franklin Gold & Precious Metals Adv	8,880		(6,064)
Icon Energy S	8,975		341
PIMCO Real Estate Real Return Strategy A	168,910		(59,958)
DFA US Targeted Value 1	179,966		790
Franklin Small Cap Growth Adv	244,244		1,251
Janus Triton I	-		49,092
Perkins Small Cap Value I	-		40,880
Columbia Acorn Fund - Z	159,745		23,648
RidgeWorth Mid-Cap Value Equity I	47,470		998
American Funds Fundamental Investors R6	141,480		51,008
RidgeWorth Large Cap Value Equity I	829,203		146,741
Wells Fargo Advantage Growth I	752,701		157,418
American Funds Capital World Bond R6	215,492		(9,915)
Pimco Total Return Instl	535,390		(30,428)
RidgeWorth High Income 1	144,486		(1,493)
TD Ameritrade SDB Account	352,586		-
Key Guaranteed Portfolio Fund	2,679,212	*	-
ESB Financial Corporation Common Stock Fund	939,071	*	171,117
	13,396,161		1,170,716
Non-participant-directed investments:			
ESB Financial Corporation Common Stock Fund	4,714,294	*	861,182
	$ 18,110,455		$ 2,031,898

* Fair value of investment represents 5% or more of the Plan's net assets

ESB Financial Corporation Retirement Savings Plan
Notes to Financial Statements

	2012		
	Fair Value		**Net Realized/ Unrealized Appreciation (Depreciation)**
Investments at fair value as determined by quoted market price:			
Participant-directed investments:			
Vanguard Target Retirement 2010 Fund	29,668		$ 678
Vanguard Target Retirement 2015 Fund	2,010,563	*	149,149
Vanguard Target Retirement 2020 Fund	1,094,000	*	103,862
Vanguard Target Retirement 2025 Fund	190,200		13,225
Vanguard Target Retirement 2030 Fund	36,691		3,582
Vanguard Target Retirement 2035 Fund	417,694		51,623
Vanguard Target Retirement 2040 Fund	14,266		744
Vanguard Target Retirement 2045 Fund	2,454		568
Vanguard Target Retirement 2050 Fund	20,578		466
American Funds EuroPacific Growth R6	482,034		87,282
INVESCO Developing Markets Fund Inst.	62,857		8,755
Manning & Napier International	299,129		41,835
BlackRock Energy & Resources Port Inst.	13,626		(2,220)
Franklin Gold & Precious Metals Adv	12,614		(2,481)
PIMCO Real Estate Real Return Strategy A	271,395		25,424
Janus Triton I	143,832		6,811
Perkins Small Cap Value I	182,918		11,037
Columbia Acorn Fund - Z	92,352		4,060
RidgeWorth Mid-Cap Value Equity I	7,194		1,006
American Funds Fundamental Investors R6	198,001		30,991
RidgeWorth Large Cap Value Equity I	747,757		103,916
Wells Fargo Advantage Growth I	535,431		93,936
American Funds Capital World Bond R6	196,638		4,528
Pimco Total Return Instl	682,947		26,934
RidgeWorth High Income 1	114,380		5,416
TD Ameritrade SDB Account	301,164		-
Key Guaranteed Portfolio Fund	2,848,709	*	-
ESB Financial Corporation Common Stock Fund	722,530		(14,140)
	11,731,623		756,986
Non-participant-directed investments:			
ESB Financial Corporation Common Stock Fund	3,758,133	*	(56,623)
	$ 15,489,756		$ 700,363

* Fair value of investment represents 5% or more of the Plan's net assets

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31, 2013	Years ended December 31, 2012
Beginning Balance	$ 3,758,133	$ 3,693,206
Change in net assets:		
Contributions	308,635	317,890
Transfers	(34,757)	(125,838)
Dividends/Interest	92,365	133,449
Net appreciation (depreciation) in fair value of investments	861,182	(56,623)
Distributions to participants	(271,264)	(203,951)
Ending Balance	$ 4,714,294	$ 3,758,133

4. Parties-in-Interest

The Plan includes a guaranteed investment contract and notes receivable from participants issued and managed by Great-West Life and Annuity Insurance Company and its subsidiaries. Certain subsidiaries provide administration and recordkeeping services to the Plan while another serves as Plan custodian. These specific investments issued by or managed by Great-West Life and Annuity Insurance Company qualifies as party-in-interest transactions.

The Plan Sponsor (the "Company") controls and manages the operation and administration of the Plan. Certain administrative costs, legal and accounting fees are paid by the Plan Sponsor, in 2013 and 2012 those fees totaled approximately $11,560 and $15,819, respectively.

The trustee (Reliance Trust Company) is the custodian for the ESBF common stock. At December 31, 2013 and 2012, the Plan held an aggregate of 398,124 and 323,047 shares of ESB Financial Corporation common stock valued at $5,653,365 and $4,480,663, respectively.

5. Income Tax Status

On February 11, 2002, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (IRC). The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator and the Plan's tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7. Fair Value Measurements

The Plan provides enhanced disclosures about assets and liabilities carried at fair value. Disclosures follow a hierarchal framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the Plan's assets at their fair value on a recurring basis as of December 31, 2013 and 2012 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2013			
	Level I	Level II	Level III	Total
Assets:				
Mutual Funds:				
Bond funds	$ 895,368	$ -	$ -	$ 895,368
Balanced funds	5,074,527	-	-	5,074,527
Large Cap funds	1,723,384	-	-	1,723,384
Mid Cap funds	207,215	-	-	207,215
Small Cap funds	424,210	-	-	424,210
International funds	913,822	-	-	913,822
Other funds	186,766	-	-	186,766
Common Stock - financial institutions	5,653,365	-	-	5,653,365
Personal Brokerage Accounts	352,586	-	-	352,586
Guaranteed Investment Contract	-	2,679,212	-	2,679,212
Total assets at fair value	$15,431,243	$ 2,679,212	$ -	$18,110,455

	December 31, 2012			
	Level I	Level II	Level III	Total
Assets:				
Mutual Funds:				
Bond funds	$ 993,966	$ -	$ -	$ 993,966
Balanced funds	3,816,115	-	-	3,816,115
Large Cap funds	1,481,189	-	-	1,481,189
Mid Cap funds	99,546	-	-	99,546
Small Cap funds	326,750	-	-	326,750
International funds	844,020	-	-	844,020
Other funds	297,634	-	-	297,634
Common Stock - financial institutions	4,480,663	-	-	4,480,663
Personal Brokerage Accounts	301,164	-	-	301,164
Guaranteed Investment Contract	-	2,848,709	-	2,848,709
Total assets at fair value	$12,641,047	$ 2,848,709	$ -	$15,489,756

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Personal Brokerage Accounts: Valued at the closing price reported on the active markets on which the individual securities are traded or valued at the net asset value of shares held by the plan at year end.

Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See note 8).

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

8. Guaranteed Investment Contract with Great-West Life & Annuity Insurance Company

The plan includes a benefit-responsive guaranteed investment contract with Great-West Life & Annuity Insurance Company (Great-West). Great-West maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

Because the guaranteed investment contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is included in the financial statements at fair value which approximates contract value. Contract value, as reported to the plan by Great-West, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2013 and 2012 was $2,679,212 and $2,848,709, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	**2013**	**2012**
Based on actual earnings	1.26%	1.45%
Based on interest rate credited to participants	1.26%	1.45%

9. Fair Value of Financial Instruments

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments, cash, contributions receivable, and notes receivable from participants would be considered financial instruments. At December 31, 2013 and 2012, the carrying amounts of these financial instruments approximate fair value.

ESB Financial Corporation Retirement Savings Plan

EIN: 25-1659846 Plan Number: 002

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year)

December 31, 2013

(a)	(b) **Identity of Issue, Borrower, Lessor, or Similar Party**	(c) **Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value**	(d) **Cost**	(e) **Current Value**
*	Key Guaranteed Portfolio Fund	Guaranteed Investment Contract	NR	$ 2,679,212
	TD Ameritrade SDB Account	Self-directed account	NR	352,586
	Vanguard Target Retirement 2010 Fund	Mutual fund	NR	355,435
	Vanguard Target Retirement 2015 Fund	Mutual fund	NR	2,267,793
	Vanguard Target Retirement 2020 Fund	Mutual fund	NR	1,410,355
	Vanguard Target Retirement 2025 Fund	Mutual fund	NR	268,457
	Vanguard Target Retirement 2030 Fund	Mutual fund	NR	65,351
	Vanguard Target Retirement 2035 Fund	Mutual fund	NR	593,244
	Vanguard Target Retirement 2040 Fund	Mutual fund	NR	51,676
	Vanguard Target Retirement 2045 Fund	Mutual fund	NR	18,332
	Vanguard Target Retirement 2050 Fund	Mutual fund	NR	43,885
	American Funds EuroPacific Growth R6	Mutual fund	NR	473,909
	INVESCO Developing Markets Fund Inst	Mutual fund	NR	15,908
	Manning & Napier International	Mutual fund	NR	424,005
	Franklin Gold & Precious Metals Adv	Mutual fund	NR	8,880
	ICON Energy S	Mutual fund	NR	8,975
	PIMCO Real Estate Real Return Strategy A	Mutual fund	NR	168,910
	DFA US Targeted Value I	Mutual fund	NR	179,966
	Franklin Small Cap Growth Adv	Mutual fund	NR	244,244
	Columbia Acorn Fund - Z	Mutual fund	NR	159,745
	RidgeWorth Mid Cap Value Equity I	Mutual fund	NR	47,470
	American Funds Fundamental Investors R6	Mutual fund	NR	141,480
	RidgeWorth Large Cap Value Equity I	Mutual fund	NR	829,203
	Wells Fargo Advantage Growth I	Mutual fund	NR	752,701
	American Funds Capital World Bond R6	Mutual fund	NR	215,492
	Pimco Total Return Instl	Mutual fund	NR	535,390
	Ridge Worth High Income I	Mutual fund	NR	144,486
	ESB Financial Corporation:			
*	Common stock	398,124 shares	3,652,995	5,653,365
*	Notes receivable from participants	Interest rates range from 3.25% to 8.25% and have maturity dates through 2027	363,290	363,290

*—Party-in-interest to the Plan

INDEX TO EXHIBITS

Number	Description
23.1	Consent of S.R. Snodgrass, A.C., Independent Registered Accounting Firm.

Exhibit 23.1

Consent of S.R. Snodgrass A.C., Independent Registered Accounting Firm

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-95725) on Form S-8 of ESB Financial Corporation Retirement Savings Plan of our report dated June 26, 2014, relating to our audit of the financial statements and supplemental schedules of the ESB Financial Corporation Retirement Savings Plan, which appears in this Annual Report of Form 11-K of ESB Financial Corporation Retirement Savings Plan for the year ended December 31, 2013.

S. R. Snodgrass, P.C.

Wexford, Pennsylvania
June 26, 2014